Suite 906 – 1112 West Pender Street V ancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	April 16th , 2004

Board grants options:

The Board of Directors of the Company has approved the granting of stock options for a total of 175,000 shares to two officers, and five directors of the Company. The options are effective April 15, 2004, have an exercise price of $0.20 and have an expiry date of April 15, 2009.

First Point Minerals Corp. is a Canadian based exploration and development company. First Point Minerals has five precious and base metal projects located in the Americas, a joint venture covering Central America with BHP Billiton and a 22% interest in Aquila Resources. The Company is currently focusing its activities to explore, define and advance its Rio Luna Gold Project in Nicaragua.

For more information please view: www.firstpointminerals.com, E-mail firstpoint@firstpointminerals.com or phone Ran Davidson, Director of Investor Relations at (604) 681-8600 or toll free at 1-866-FPM-8601.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter M. D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.